[Husch Blackwell LLP Letterhead]

March 2, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)
File Numbers 811-21462 and 333-209946

Dear Mr. Bartz:

Today the Company filed via EDGAR a Post-Effective Amendment to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 for the purpose of bringing its financial statements up to date and making certain other non-material changes. The Company’s Prospectus and Statement of Additional Information included in the Registration Statement has been electronically tagged in EDGAR to show changes since the last filed version.

Given the minor scope of the changes, and in light of our prior conversations regarding the Company’s desire, and the Staff’s intention, to reduce the time of review of the Company’s Post-Effective Amendment filings and thus reduce the adverse impact to the Company resulting from its inability to sell its securities, we are hereby requesting selective review of the filing.

Please contact the undersigned at (816) 983-8362, or Steve Carman at (816) 983-8153, with questions or comments regarding the Registration Statement.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

cc:	Steven F. Carman